# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAPITAL BANCORP, INC., CIK 0001419536
CUSIP: 139737100
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001419536-25-000114
Filed by CIK 0001754029

## Reporting persons
- Randall J. Levitt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 273,249; shared voting power 696,756; sole dispositive power 273,249; shared dispositive power 696,756; aggregate amount beneficially owned 970,005 (5.9% of the class)

## Item 1. Issuer
Name of issuer: CAPITAL BANCORP, INC.
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, Maryland, 20850

## Item 2. Person Filing
Name of person filing: Randall J. Levitt
Address of principal business office or, if none, residence: 2275 Research Boulevard, Suite 600, Rockville, MD 20850
Citizenship: Mr. Levitt is an individual residing in the State of Maryland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The aggregate number of shares of common stock, par value $0.01 per share ("Common Stock") beneficially owned by the reporting person is 970,005. No shares of Common Stock directly held by the reporting person over which the reporting person has sole voting and dispositive power; 5,741 shares of Common Stock underlying options that are currently exercisable as of December 31, 2025 over which the reporting person is deemed to have sole voting and dispositive power; 267,508 shares of Common Stock held by the Randall James Levitt Revocable Trust ("RJRT") over which the reporting person has sole voting and dispositive power; 392,000 shares of Common Stock held by BTC Trust Company of South Dakota ("BTC"), FBO the RSL Family Trust (formerly known as the Richard S. Levitt Fifth Trust) whose business affairs are managed by Nellis Corporation ("Nellis"), a company that employs the reporting person and at which he serves as Senior Advisor, over which the reporting person shares voting and dispositive power; 30,000 shares of Common Stock held by BTC, FBO Adam J. Tross 2012 B Trust, a trust that benefits one of Mr. Levitt's nephews and whose business affairs are managed by Nellis, over which the reporting person shares voting and dispositive power; 30,000 shares of Common Stock held by BTC, FBO Brian Z. Tross 2012 B Trust, a trust that benefits one of Mr. Levitt's nephews and whose business affairs are managed by Nellis, over which the reporting person shares voting and dispositive power; 30,700 shares of Common Stock held by the RJL Investment Company, LLC ("RJLIC"), which is owned by BTC in its capacity as the trustee of the Randall James Levitt 1968 B Trust, and managed by Precious Legacy, LLC, which is owned by RJRT, over which the reporting person shares voting and dispositive power; 60,000 shares of Common Stock held by Montrose Lending Group, LLC, a company that is (i) owned by (y) NC Associates Corporation ("NC"), a company 50 percent owned by RJRT, and (z) BTC, FBO the RSL Family 2011 Dynasty Trust and the JSL Family 2011 Dynasty Trust whose business affairs, respectively, are managed by Nellis and (ii) managed by NC, over which the reporting person shares voting and dispositive power; and 154,056 shares of Common Stock held by Maud Associates, LLC, a company that is 50 percent owned by a trust that benefits one of the reporting person's daughters and for which the reporting person acts as sole trustee, over which the reporting person shares voting and dispositive power. This amount excludes 150,100 shares the reporting person disclaims, except to the extent of his pecuniary interest, including 16,800 shares owned by Needle Leaf Associates, LLC, a company owned by one of Mr. Levitt's daughters and her husband; 15,000 shares held by MAL Investment Company, LLC, which is owned by BTC, in its capacity as trustee of the Mark Alan Levitt 1966 B Trust, a trust that benefits Mr. Levitt's brother; 13,500 shares held by Beth L. Tross Revocable Trust, a trust that benefits Mr. Levitt's sister; 73,500 shares held by MAL Revocable Trust, a trust that benefits Mr. Levitt's brother; 20,000 shares held by BTC, FBO Beth L. Tross Legacy Trust, a trust that benefits Mr. Levitt's sister and the descendants of Mr. Levitt's brother-in-law; 5,000 shares held by Nathan R. Tross IRA, an account that benefits Mr. Levitt's brother-in-law; 1,000 shares held by Beth L. Tross IRA, an account that benefits Mr. Levitt's sister; 3,000 shares held in a joint account by Mr. Levitt's sister and brother-in-law; 300 shares held by Adam J. Tross, one of Mr. Levitt's nephews; and 2,000 shares held by Brian Z. Tross, one of Mr. Levitt's nephews. Also excludes 5,908 shares of Common Stock underlying options and restricted stock units that are subject to vesting.
Percent of class: The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the reporting person is 5.9% which is based on 16,373,288 shares of Common Stock outstanding as of December 31, 2025. This percentage excludes 150,100 shares the reporting person disclaims, except to the extent of his pecuniary interest, including 16,800 shares owned by Needle Leaf Associates, LLC, a company owned by one of Mr. Levitt's daughters and her husband; 15,000 shares held by MAL Investment Company, LLC, which is owned by BTC, in its capacity as trustee of the Mark Alan Levitt 1966 B Trust, a trust that benefits Mr. Levitt's brother; 13,500 shares held by Beth L. Tross Revocable Trust, a trust that benefits Mr. Levitt's sister; 73,500 shares held by MAL Revocable Trust, a trust that benefits Mr. Levitt's brother; 20,000 shares held by BTC, FBO Beth L. Tross Legacy Trust, a trust that benefits Mr. Levitt's sister and the descendants of Mr. Levitt's brother-in-law; 5,000 shares held by Nathan R. Tross IRA, an account that benefits Mr. Levitt's brother-in-law; 1,000 shares held by Beth L. Tross IRA, an account that benefits Mr. Levitt's sister; 3,000 shares held in a joint account by Mr. Levitt's sister and brother-in-law; 300 shares held by Adam J. Tross, one of Mr. Levitt's nephews; and 2,000 shares held by Brian Z. Tross, one of Mr. Levitt's nephews. Also excludes 5,908 shares of Common Stock underlying options and restricted stock units that are subject to vesting.
Sole power to vote or to direct the vote: 273,249
Shared power to vote or to direct the vote: 696,756
Sole power to dispose or to direct the disposition: 273,249
Shared power to dispose or to direct the disposition: 696,756

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Randall J. Levitt: /s/ Randall J. Levitt, Randall J. Levitt (02/13/2026)